Exhibit 12

LEGG MASON, INC. AND SUBSIDIARIES

Computation of Consolidated Ratios of Earnings to Fixed Charges

(Dollars in thousands)

	Three Months Ended June 30,	Years Ended March 31,
	2010	2010	2009	2008	2007
Earnings (loss) from operations before income tax provision	$ 72,107	$ 329,656	$ (3,188,197)	$ 437,327	$ 1,043,854
Fixed Charges:
Interest Expense	22,801	126,317	182,805	89,225	71,474
Interest on uncertain tax positions included in earnings from operations before income tax provision[1]	437	1,700	5,217	1,232	(649)
Portion of rental expenses representative of interest factor[2]	10,767	43,066	37,487	39,080	32,383
Earnings (loss) available for fixed charges	$ 106,112	$ 500,739	$ (2,962,688)	$ 566,864	$ 1,147,062
Fixed Charges:
Interest Expense	$ 22,801	$ 126,317	$ 182,805	$ 89,225	$ 71,474
Interest expense included in interest expense not related to third party indebtedness[1]	(437)	(1,700)	(5,217)	(1,232)	649
Portion of rental expense representative of interest factor[2]	10,767	43,066	37,487	39,080	32,383
Total Fixed Charges	$ 33,131	$ 167,683	$ 215,075	$ 127,073	$ 104,506
Consolidated ratio of earnings (loss) to fixed charges	3.2	3.0	(13.8)	4.5	11.0

1)

The portion of interest related to uncertain tax positions is excluded from the calculation.

2)

The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Marketing Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.